March 17, 2010

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D. C. 20549

Re:                              Isle of Capri Casinos, Inc.

Form 10-K for the Year Ended April 26, 2009

File No.  0-20538

Dear Ms. Cvrkel:

On behalf of Isle of Capri Casinos, Inc. (the “Company”), this letter is in response to your letter dated February 17, 2010, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 26, 2009.  The Company’s responses to the items set forth in your letter are set forth below, following a reprint of each item for ease of reference.

Form 10-K for the year ended April 26, 2009

Critical Accounting Policies, page 39

1.              We note your section on critical accounting policies.  It appears that the items included are a mere repetition of the information in your Summary of Significant Accounting Policies.  Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions.  In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing.  For example, we note that you recorded impairment charges in each of the two most recent periods at certain properties as a result of reduced consumer spending, overall economic environment, and smoking ban, among others.  In this regard, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management in determining impairment and cash flow projections.  Please revise accordingly.

Company Response:

In our future filings on Form 10-K we will expand our critical accounting policies section  to discuss in greater detail the significant estimates used by management in particular when determining impairment and cash flow projections.

Audited Financial Statements

Consolidated Statements of Operations, page 49

2.              We note that increases/decreases in the pari-mutuel, food and beverage, and other category have been affected by consumer spending in the past two years.  It is not clear from the disclosure whether pari-mutuel revenues and expenses were impacted differently than food and beverage.  Supplementally confirm with us that at the end of each reporting period, if a source of revenue included in this line item exceeds 10% of the your total revenues, the revenues and expenses from these operations will be separately reflected on the face of the consolidated statement of operations in accordance with the guidance in Rule 5-03(b)(1)-(2) of Regulation S-X.

Company Response:

In our consolidated statement of operations, we have combined the revenue sources of pari-mutuel; food; beverage; and other revenues and supplementally confirm that at the end of each reporting period such revenues sources are individually less than 10% of both gross and net revenues.

We also refer the staff to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - to paragraphs entitled Pari-Mutuel, Food, Beverage and Other Revenues on pages 32 and 35 of our Form 10-K for the year ended April  26, 2009, where we have discussed reasons for significant changes in the components of such other revenues.

Note 2-Summary of Significant Accounting Policies

3.              We note your disclosure that you review each property as an operating segment and that you have aggregated all such operating segments into one reporting segment.  We also note your discussion in MD&A regarding your results of operations for your different properties and different regions, they are affected by different environmental factors and having diverse operating margins.  Please tell us and expand your disclosure to indicate why you believe that these regions or properties meet the criteria for aggregation outlined in ASC 280-10-50-11 (paragraph 17 of SFAS No. 131).  As part of your response, please explain in detail how your chief operating decision maker analyzes the Company’s results for purposes of making decisions about resources to be allocated and for assessing performance and why the aggregated operations have “similar economic characteristics” as required by ASC 280-10-50-11 (paragraph 17 of SFAS No. 131).  We may have further comment upon receipt of your response.

Company Response:

We have historically viewed each property as an operating segment and all such operating segments have been aggregated into one reporting segment based upon our historical application of paragraph 17 of SFAS No. 131, now ASC 280-10-50-11.

Accounting literature allows for aggregation if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.               The nature of the products and services

b.              The nature of the production process

c.               The type or class of customer for their products or services

d.              The methods used to distribute their products or provide their services

e.               If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

In response to items a. through e. above we assert the following:

a.               We operate gaming facilities and related lodging and entertainment facilities in markets throughout the United States.  We currently operate under 15 state gaming licenses in separate legal entities which represent 13 operating segments located in;  Biloxi, Lula and Natchez, Mississippi;  Lake Charles, Louisiana;  Boonville, Caruthersville and Kansas City, Missouri; Bettendorf, Davenport, Marquette and Waterloo, Iowa: Black Hawk, Colorado (two properties); and Pompano, Florida. Two licensed entities in Lake Charles, Louisiana, and two licensed entities in Black Hawk, Colorado, have each been combined for Lake Charles and for Black Hawk as the entities have common management, share the utilization of most major fixed assets except for the gaming vessels and combined marketing efforts.

b.              Not applicable as we do not operate production processes.

c.               Our services are provided to all customers of legal age throughout our market areas.  Our customer base is local and regional customers within proximity of our properties sharing common demographic trends across our operating entities.

d.              We use similar methods to provide our services across all of our properties. The majority of our revenues are derived from gaming operations which primarily includes slot machine and table games revenues. Our operating principles include utilization of a common customer database, similar marketing programs, a proprietary customer courtesy program and extensive customer research.

e.               We operate under state gaming regulations in all of our jurisdictions which are similar in nature.

To measure similar economic characteristics, the accounting literature provides “operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term gross margins for two operating segments would be expected if their economic characteristics were similar.”

As our chief operating decision maker analyzes our financial results based upon EBITDA margins, we provide a historical EBITDA margin analysis for fiscal years 2009, 2008, 2007, 2006 and 2005 and a corresponding five-year average as follows:

		EBITDA Margin
	Five Year	Twelve Months Ended
	Average	April 26, 2009	April 27, 2008	April 29, 2007	April 30, 2006	April 24, 2005

Natchez, Mississippi	32.6%	38.5%	31.5%	32.6%	35.0%	24.8%
Lula, Mississippi	26.8%	28.6%	29.4%	27.1%	25.2%	24.6%
Lakes Charles, Louisiana	23.0%	22.7%	22.4%	22.2%	24.4%	23.2%
Kansas City, Missouri	19.1%	20.3%	18.2%	16.9%	19.8%	19.8%
Boonville, Missouri	30.0%	32.5%	30.7%	28.5%	29.0%	29.0%
Caruthersville, Missouri	22.1%	20.1%	24.4%	N/A	N/A	N/A
Bettendorf, Iowa	31.4%	32.0%	30.8%	28.4%	31.4%	34.2%
Davenport, Iowa	26.4%	31.3%	26.6%	23.7%	25.3%	26.4%
Marquette, Iowa	23.2%	21.2%	22.3%	21.7%	24.4%	25.5%
Waterloo, Iowa	26.2%	28.5%	23.2%	N/A	N/A	N/A
Black Hawk, Colorado	29.7%	27.1%	33.0%	28.6%	30.6%	28.6%
Average EBITDA Margin (a)	24.5%	27.3%	27.0%	25.4%	27.1%	26.3%

Biloxi , Mississippi (b)	N/A	10.8%	16.5%	31.0%	39.5%	19.1%
Pompano (b)	N/A	6.0%	5.5%	N/A	N/A	N/A

N/A - We did not own these entities or did not operate casino operations at this entity for the period presented.

Notes:

(a)  EBITDA margins were calculated by dividing net revenues by EBITDA.  Certain items such as goodwill impairment charges, insurance settelement proceeds and other unusual and infrequent items have been excluded from the calculations to provide comparability in amounts presented.

(b) The EBITDA Margin for Biloxi and Pompano have been excluded from the calculation of the average EBITDA Margin above as the margins calculated above are not representative of “similar expected long-term margins”. See discussion below.

Our average gross margin for the periods shown in the table above for all operating segments ranges from approximately 25% to 27%.  As shown above, our operating segments have operated at gross margins which approximate this average, except for our Biloxi and Pompano operating segments. Our Biloxi operating segment does not currently operate at its expected long-term gross margin as the Biloxi area is still impacted by the effects of Hurricane Katrina, including current business volumes which are below the market capacity. Our Pompano operating segment is impacted by a current gaming tax rate which is approximately 25 percentage points (as a percentage of gross gaming revenues) higher than our average gaming tax rate for all operating segments combined. After consideration of the gaming tax rate for our

Pompano operating segment and noting Pompano began casino operations in April 2007, we expect our long-term margins at Pompano, after consideration of the gaming tax effect, to approximate our other operating segments gross margins.

The results for purposes of making decisions about resources to be allocated and for assessing performance provided to our chief operating decision maker are provided in operating reports corresponding to the 13 operating segments discussed above.  EBITDA and EBITDA margins based reporting has traditionally been the basis for providing such operating results to our chief operating decision maker.

Note 4.  Acquisitions, page 59 and

Note 7.  Valuation Charges, page 61

4.              We note that during 2009 you finalized your purchase accounting for the 43% minority membership interest in your Black Hawk, Colorado subsidiaries, for $64.8M.  Based on your disclosure, it appears that after completion of third party valuations of the assets acquired, the final allocation included an $8M reduction in assets, and an increase of $10M and $12.5M in intangible assets and goodwill, respectively.  Please advise us as to the circumstances that lead to such a significant change in original allocations.  We may have further comment upon reviewing your response.

Company Response:

We completed our acquisition of the 43% minority membership interests in our Black Hawk Colorado subsidiaries for a purchase price of $64.8 million, on the last day of our fiscal quarter ended January 27, 2008, and included our preliminary purchase price in our consolidated financial statements as of such date.

Our Black Hawk Colorado subsidiaries are primarily comprised of two operating casinos in Black Hawk, Colorado.  The minority membership interest acquired included the net assets related to a casino property originally constructed by us with our minority member which opened during December 1998. The net assets acquired also included a smaller casino property which was acquired by the members during April 2003.

In completing our preliminary purchase price allocation as of January 27, 2008, we used historical financial information and our estimates of values as current appraisals were not available. To our knowledge, the assets of the constructed casino, which represented the majority of the net assets acquired, had never been appraised.  As part of the preliminary purchase price allocation, property and equipment was recorded at $241.6 million, a value between historical cost of $299.1 million, and current net book value of $227.6 million. Other intangible assets were recorded based upon our best estimate for similarly acquired assets adjusted for size of the acquired entities.

As we did not have current appraisals, we engaged a third party valuation firm to provide management with information to allow finalization of our purchase price allocation. The overall increase of $12,487 in goodwill recorded as a part of the subsequent adjustment primarily reflects the decrease in property and equipment of $22,331 and an increase in our intangible assets for customer lists of $12,077. The decrease in property and equipment and the increase in customer lists, reflect our consideration of the current appraisal received in January 2009. There were no other circumstances affecting the final determination of property and equipment or intangible assets other than completing the appraisals in the allocation period.

A summary of historical cost and purchase price allocation is as follows:

	100% of				Historical
	Historical				Cost With
	Cost	Purchase Price Allocation for 43% Membership			Final
	At	Interest Acquired			Purchase
	Date of	Preliminary	Subsequent	Final	Price
(in thousands)	Acquisiton	Allocation	Adjustment	Allocation	Allocation
Current assets	$17,671	$—	$—	$—	$17,671
Property and equipment, net	227,559	14,000	(22,331)	(8,331)	219,228
Deferred income taxes	6,035	—	(411)	(411)	5,624
Long-term assets	1,952	—	—	—	1,952
Intangible assets:
Licensing Costs	12,200	7,800	(3,543)	4,257	16,457
Trademarks	—	300	1,721	2,021	2,021
Customer List	—	2,500	12,077	14,577	14,577
Goodwill	14,665	10,381	12,487	22,868	37,533
Total assets	280,082	34,981	—	34,981	315,063

Current liabilities	26,324	—	—	—	26,324
Other long-term liabilities	1,071	—	—	—	1,071
Long-term debt	183,970	—	—	—	183,970
Minority Interest	29,819	(29,819)	—	(29,819)	—
Total liabilities	241,184	(29,819)	—	(29,819)	211,365
Net assets acquired	$38,898	$64,800	$—	$64,800	$103,698

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk, page 44

5.              We note that only a portion of your variable rate debt is hedged against interest rate fluctuations through swap agreements.  Please expand your disclosure to provide a brief sensitivity analysis that expresses the potential loss in future earnings, fair values, or cash flows resulting from one or more selected hypothetical changes in interest rates.  See Item 305 (ii) of Regulation S-K for further guidance.

Company Response:

In our future filings on Form 10-K we will include a sensitivity analysis in Item 7A. Quantitative and Qualitative Disclosures about Market Risk on our outstanding debt, as of the end of our fiscal year, of the impact of a hypothetical 100 basis point adverse change in interest rates on interest expense.

Form 10-Q for the period ended October 25, 2009

Note 11. Contingencies, page 13

6.              We note that the outcome related to your Lady Luck Gaming Corporation is still in doubt and cannot be predicted with any degree of certainty.  We also note that you increased your accrued liability from $9.8M at April 26, 2009 to $10.2M at October 25, 2009.  Please disclose an estimate of the range of loss in accordance with ASC 450-25-5 (paragraph 10 SFAS 5).  If the range of loss cannot be estimated, state that such an estimate cannot be made.  Revise or advise accordingly.

Company Response:

We refer the staff to our recent filing on Form 10-Q for the period ended January 24, 2010, for a revised Contingencies footnote regarding the Lady Luck Gaming Corporation legal proceedings in Greece:

Legal and Regulatory Proceedings—Lady Luck Gaming Corporation (now our wholly owned subsidiary) and several joint venture partners have been defendants in the Greek Civil Courts and the Greek Administrative Courts in similar lawsuits brought by the country of Greece. The actions allege that the defendants failed to make specified payments in connection with the gaming license bid process for Patras, Greece. Although it is difficult to determine the damages being sought from the lawsuits, the action may seek damages up to that aggregate amount plus interest from the date of the action.

In the Civil Court lawsuit, the Civil Court of First Instance ruled in our favor and dismissed the lawsuit in 2001. Greece appealed to the Civil Appeal Court and, in 2003, the Court rejected the appeal. Greece then appealed to the Civil Supreme Court and, in 2007, the Supreme Court ruled that the matter was not properly before the Civil Courts and should be before the Administrative Court.

In the Administrative Court lawsuit, the Administrative Court of First Instance rejected the lawsuit stating that it was not competent to hear the matter. Greece then appealed to the Administrative Appeal Court, which court rejected the appeal in 2003. Greece then appealed to the Supreme Administrative Court, which remanded the matter back to the Administrative Appeal Court for a hearing on the merits. The re-hearing took place in 2006, and in 2008 the Administrative Appeal Court rejected Greece’s appeal on procedural grounds. On December 22, 2008 and January 23, 2009, Greece appealed the ruling to the Supreme Administrative Court. A hearing has not yet been scheduled.

The outcome of this matter is still in doubt and cannot be predicted with any degree of certainty. We intend to continue a vigorous and appropriate defense to the claims asserted in this matter. Through January 24, 2010, we have accrued an estimated liability including interest of $10,450.  Our accrual is based upon management’s estimate of the original claim by the plaintiffs for lost payments.  We continue to accrue interest on the asserted claim.  We are unable to estimate a total possible loss as information as to possible additional claims, if any, have not been asserted or quantified by the plaintiffs at this time.

Liquidity and Capital Resources, page 25

7.              We note that you issued a Press Release on January 14, 2010 indicating that you are currently negotiating your senior credit agreement to restructure the financial covenants of your credit facility.  Please advise us and discuss in future filings the potential impact of these negotiations on your liquidity.

Company Response:

We refer the staff to our recent filings for disclosures relating to our recently completed amendment to our Credit Facility as follows:

Form 8-K filed on February 19, 2010, disclosing the amendment to our credit facility under items 1.01 and 2.03.  We filed the First Amendment to the Credit Agreement, dated as of February 17, 2010, as Exhibits 10.1 under Item 9.01.

Form 10-Q, for the quarterly period ended January 24, 2010, filed on March 5, 2010 wherein we disclosed the following:

In Note 4, Long-Term Debt, to our condensed consolidated financial statements and in Item 2, MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Liquidity and Capital Resources, we discussed the Credit Agreement amendment as follows:

“On February 17, 2010, we entered into an amendment of our Credit Facility which, among other things, (1) modified the leverage ratio and interest coverage ratio to provide for greater flexibility through April 30, 2012, after which date the ratios return to the original levels as outlined in the Credit Facility; (2) reduced the capacity of the revolving line of credit by $100,000 to $375,000; (3) increased the interest rate of both the revolving line of credit and term loan portions to LIBOR + 3.00% with a LIBOR floor of 2.00%; and (4) allows us to issue senior unsecured notes, provided the proceeds are used to repay borrowings under the Credit Facility.

As a result of the amendment to the Credit Facility, we expect to incur a charge of approximately $2.2 million in the fourth quarter of fiscal year 2010 related to fees and the write-off of certain unamortized deferred financing costs, of which approximately $0.3 million is non-cash.  Based on current debt levels, we expect our annual interest expense to increase by approximately $15 million to $18 million as a result of the amendment to the Credit Facility. As the interest rate modifications on the Credit Facility include a LIBOR floor of 2.00%, we expect our interest rate swaps to become ineffective. Under the terms of the Credit Facility, the requirement remains to hedge a portion of our variable rate debt.”

Definitive Proxy Statement on Schedule 14A

Annual Non-Equity Incentive Plan, page 19

8.              Please disclose the reasons the board determined that Operating Free Cash Flow growth was the appropriate criteria for Mr. Perry, Mr. Black and Ms. McDowell, while the appropriate criteria for Mr. Burgess and Mr. Burkhalter was budgeted consolidated EBITDA.

Company Response:

In our future filings, we will disclose the reasons the board determined to use certain criteria for certain officers.  With respect to the reasons the board determined that Operating Free Cash Flow growth was the appropriate criteria for Mr. Perry, Mr. Black and Ms. McDowell, while the appropriate criteria for Mr. Burgess and Mr. Burkhalter was budgeted consolidated EBITDA, we supplementally provide the following: EBITDA differs from the Operating Free Cash Flow primarily by excluding payments for interest as well as changes in working capital.  EBITDA also differs from Operating Free Cash Flow because it excludes cash requirements for replacing capital assets (capex).  The Board determined that Operating Free Cash Flow growth was the appropriate measure for Messrs. Perry and Black and Ms. McDowell because as the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, these individuals are more directly responsible for financing decisions and capital allocation, in additional to operating results.  Accordingly, Operating Free Cash Flow growth, which takes these factors into account, more appropriately measures their performance.  On the other hand, Messrs. Burgess and Burkhalter, as the heads of human resources and marketing, respectively, are not directly responsible for financing decisions or capital allocation.  Accordingly, EBITDA, which disregards interest expense, depreciation and amortization, more appropriate measures their performance.

9.              Please disclose the targeted Operating Free Cash Flow growth and budgeted consolidated EBITDA, as applicable, for each executive officer.

Company Response:

In our future filings we will disclose the targeted Operating Free Cash Flow growth and budgeted consolidated EBITDA, as applicable, for each executive officer for the prior fiscal year.  Supplementally, for Mr. Perry, Ms. McDowell and Mr. Black, targeted Operating Free Cash Flow growth for fiscal 2009 was 12%; and for Messrs. Burkhalter and Burgess, budgeted consolidated EBITDA for fiscal 2009 was $176.5 million.

10.       Please disclose the portion of each executive’s bonus that was “banked” and explain how the board determined the banked amount.

Company Response:

In our future filings we will disclose the portion of each executive’s bonus that was “banked” and explain how the board determined the banked amount.  Supplementally, the portion of each executive’s fiscal 2009 bonus that was banked was approximately 78% of the bonus earned in fiscal 2009.  The banked amount consists of the portion of the bonus earned in excess of target.

11.       Please provide the material factors that the board considered in determining that Mr. Burgess and Mr. Burkhalter should be paid bonuses at target level even though they did not meet their performance goals.  Specifically address what “individual performance” measures you considered.

Company Response:

In our future filings we will provide the material factors that the board considered in determining bonuses, including any “individual performance” measures considered. In determining that Mr. Burgess and Mr. Burkhalter should be paid bonuses at target level even though they did not meet the budgeted consolidated EBITDA target, the Board considered the negative impact of the challenging economic conditions on our financial results as well as individual performance goals relative to each executive’s responsibilities.  For Mr. Burgess, our Senior Vice President of Human Resources, the Board considered his effective leadership as the head of human resources company-wide, his role in deploying our proprietary customer courtesy program company-wide, his role in evaluating our benefits plan (including our 401(k) plan) and current providers and his role in successfully managing union organizing activities at a variety of our properties.  For Mr. Burkhalter, our Senior Vice President of Marketing, the Board considered his effective leadership as the head of marketing company-wide in a challenging economic environment, his role in the installation of database marketing’s systems, his role in improving internal customer-perception scores and the creation and roll-out of our dual-brands.

12.       We note that you state that the committee has discretion to “increase the amount actually paid by up to 25% of the bonus amount based on individual performance.”  Disclose the “individual performance” measures you consider in exercising this discretionary authority.  Also revise to clarify, if true, that the committee has discretion to award bonuses at targeted levels based on individual performance even if executives do not meet their objective performance goals.

Company Response:

The “individual performance” measures considered in exercising this discretionary authority consist of performance measures relative to each executive’s responsibilities.  See response in #11 above.  The committee has discretion to increase the amount actually paid by up to 25% of the bonus amount based on individual performance.  The committee does not have discretion to award bonuses at targeted levels based on individual performance even if executives do not meet their objective performance goals.

Long Term Incentives, page 20

13.       We note that the committee granted restricted stock awards and cash to the named executive officers based on “performance.”  Please disclose the basis for each executive’s total compensation award and explain the material factors that Mr. Perry considered in determining a dollar value for each award.  Include any objective performance measure and formula used, if applicable.

Company Response:

In our future filings we will disclose the basis for each executive’s total compensation award and explain the material factors that were considered in determining a dollar value for each award.  With respect to the awards made for fiscal 2009 performance, the basis for each executive’s awards was a targeted total compensation mix established by the Committee and described on page 16 of the proxy statement.  For Mr. Perry, Ms. McDowell and Mr. Black, the Committee targets 60% of each executive’s total compensation in long-term incentive awards.  For Messrs. Burgess and Burkhalter, the Committee targets 25% of each executive’s total compensation in long-term incentive awards.  To the extent that target performance criteria (For Mr. Perry, Ms. McDowell and Mr. Black, Operating Free Cash Flow growth, and for Messrs. Burgess and Burkhalter, budget consolidated EBITDA) are satisfied, total compensation mix will generally correspond to the mix established by the Committee.  For fiscal 2009, the established performance criteria were satisfied and, accordingly, the dollar value recommended by Mr. Perry was derived from the targeted mix established by the Committee.

Summary Compensation Table, page 25

14.       We note that amounts were paid under your annual non-equity incentive bonus plan.  Please disclose the basis for each executive’s award.  Include the EBITDA and Operating Free Cash flow achieved in fiscal year 2009 and any formula used to determine the amount awarded to each executive, if applicable.

Company Response:

We direct your attention to our responses above to comments #9 and 10.  For Mr. Perry, Ms. McDowell and Mr. Black, the basis of each award under the annual non-equity incentive bonus plan was achievement of at least 12% growth in Operating Free Cash Flow.  For Messrs. Burgess and Burkhalter, the basis of each award under the annual non-equity incentive bonus plan was achievement of budgeted consolidated EBITDA of at least $176.5 million and individual performance.  For fiscal 2009, Operating Free Cash Flow growth was 232% of target and actual consolidated EBITDA was 96.4% of target.  The bonus paid at target, pursuant to each executive’s employment agreement, is 60% of base salary for Mr. Perry, Ms. McDowell and Mr. Black and 50% of base salary for Messrs. Burgess and Burkhalter.

Further, with respect to our responses to the comments contained in this letter, the Company acknowledges as requested in your letter the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dale R. Black
Senior Vice President and
Chief Financial Officer